U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: October 29, 2021

CARDONE REIT I, LLC
(the “Company”)

Delaware

(State of other jurisdiction of incorporation or organization)

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

Class A Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

Amendment of Operating Agreement

As of October 29, 2021, Cardone REIT I, LLC (the “Company”) amended its operating agreement to remove a potential ambiguity and clarify that property management fees may be paid to one or more of the Manager, its affiliates, and third parties at market rates for the services each entity provides to the Company.

A copy of the Amended Operating Agreement is filed as Exhibit 2.2 on Form 1-U and incorporated herein by reference.

Exhibit Index

Exhibit 2.2 -	Amended Operating Agreement of Cardone REIT I, LLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone REIT I, LLC

Date: October 29, 2021	By:	/s/ Grant Cardone
Grant Cardone
Manager (Principal Executive Officer) of Cardone Capital LLC Manager

By:	/s/ Susan Schieman
Susan Schieman
Chief Financial Officer (Principal Financial Officer) of Cardone Capital LLC Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Cardone REIT I, LLC

By:	/s/ Grant Cardone
Grant Cardone
Manager (Principal Executive Officer) of Cardone Capital LLC Manager

By:	/s/ Susan Schieman
Susan Schieman
Chief Financial Officer (Principal Financial Officer) of Cardone Capital LLC Manager

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